LETTERHEAD OF SEWARD & KISSEL LLP

April 24, 2008

VIA EDGAR

Mr. Michael K. Pressman

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Micrel, Incorporated
Prec 14A filed April 10, 2008 by Obrem Capital Management, LLC
File No 001 – 34020

Dear Mr. Pressman:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the proxy materials included in the Preliminary Schedule 14A (the “Preliminary Proxy Statement”) filed by Obrem Capital Management, LLC and its related entities named therein (collectively “Obrem”) with respect to the special meeting of shareholders of Micrel, Incorporated (the “Company”), which was filed with the SEC on April 10, 2008.  The Staff’s comments were provided to Edward Horton of this office on April 18 2008.

Obrem has amended the Preliminary Proxy Statement in response to the Staff’s comments as set forth below and has filed the revised proxy materials (the “Revised Proxy Statement”) on EDGAR.  On behalf of Obrem we are also providing the Staff five copies of the Revised Proxy Statement that are marked to show the changes made to the Preliminary Proxy Statement.  The Staff’s numbered comments and Obrem’s response to each comment are set forth below.

1.                                      We note this filing refers security holders to information expected to be contained in the company proxy statement for the annual meeting. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company’s proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement.  Please advise as to the participants’ intent in this regard. In addition, please revise to include the information required by Rule 14a-5(e).

The Company acknowledges the Staff’s comment Number 1, and Obrem shall provide any omitted information to security holders in the form of a proxy supplement.  Supplementally, Obrem wishes to advise the Staff that it has revised the section of the Revised Proxy Statement entitled “Other Matters” and any information incorporated by reference into the Revised Proxy Statement is incorporated by reference from the Company’s Definitive Proxy Statement for the Special Meeting pursuant to Rule 14a-5(c).

Obrem has also amended the Revised Proxy Statement to include a section entitled “Shareholder Proposals to be Included at Next Annual Meeting” to include the disclosure required by Rule 14a-5(e).

2.                                      Please revise your disclosure of non-GAAP financial measures to comply with Item 10(e) of Regulation S-K.

Obrem has amended the Revised Proxy Statement to remove the presentation of non-GAAP financial information.

3.                                      Please update your disclosure to reflect any more current information available. For instance, we note that the company reported an updated number of shares outstanding as of the record date and that the number of shares reported to be owned by Obrem in the proxy is different than the number of shares reported in the most recent Form 4.

Obrem has amended the Revised Proxy Statement to reflect the most current available information.

4.                                      Please expand your disclosure to explain the basis for your statement that “Obrem’s interests are fully aligned with all other shareholders.” In that regard, it appears that Obrem’s focus is on conducting a prompt sale of the company. Please explain in greater detail why a sale at this time would represent the “achievement of significant permanent value creation for shareholders.”

Obrem has amended the Revised Proxy Statement to clarify that it believes that its interests and the interests of Micrel’s other shareholders are aligned with respect to the creation of shareholder value and has also included additional support in the Revised Proxy Statement for its belief that the sale of the company would represent significant value creation for all shareholders.

5.                                      We note your statement that you “are concerned with Micrel’s corporate governance, including the adoption of a poison pill.” Please explain what other aspects of Micrel’s corporate governance concern you. In the alternative, revise to eliminate the implication that there are other areas of specific concern. In that regard, we note your disclosure on page 15 as to your “struggle to see what benefits the shareholders receive through the introduction of this ‘poison pill.’  Please note that there appears to be significant scholarly discussion of both the perceived benefits and detriments of poison pills. Please expand your disclosure to explain why the introduction of “this” poison pill will provide no potential benefit to security holders.

Obrem has amended the Revised Proxy Statement entitled “We Question the Company’s Recent Corporate Governance Practices and Actions” to identify the additional aspects of Micrel’s corporate governance that concern Obrem.  Obrem has also amended its Revised Proxy Statement to provide additional disclosure regarding its belief that the adoption of Micrel’s shareholder rights plan does not benefit the Company’s existing shareholders.

6.                                      We refer to the disclosure on pages 9 and 10. On a supplemental basis, please identify the “industry experts” with whom you conferred and explain your conversations with them in greater detail. To the extent any written communications were exchanged please provide them to the Staff.

Obrem has amended the Revised Proxy Statement to disclose the nature of its communications with persons having substantial semiconductor industry experience and the positions of these persons.  The identities of these persons have been provided to the Staff in a telephone conversation between the Staff and Edward Horton of this office on April 24, 2008.  Obrem did not exchange any written communication with the industry experts named above in connection with the preparation of the Preliminary Proxy Statement.

7.                                      Please revise your proxy card to include to include an “against” box for the election of directors. Please refer to Instruction 2 to Rule 14a-4(b).

Obrem has amended the Proxy Card included with the Preliminary Proxy Statement materials to provide the person solicited the opportunity to vote “against” the election of directors in accordance with Rule 14a-4(b).

*  *  *

We have been authorized by Obrem and the other participants named in the Preliminary Proxy Statement to represent to the Staff that Obrem and each of the participants acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) the Staff’s comments or changes to disclosures in response to the Staff’s comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert the Staff’s comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact the undersigned at (212) 574-1265.

Sincerly,
Edward S. Horton